

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2006

Mr. William G. Manias
Vice President and Chief Financial Officer
TEPPCO Partners, L.P.
2929 Allen Parkway
Houston, TX 77019

   Re: **TEPPCO Partners, L.P.**
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 1, 2006
       Form 10-Q for the Quarterly Period Ended March 31, 2006
       Filed May 3, 2006
       File No. 001-10403

Dear Mr. Manias:

   We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended December 31, 2005

Business and Properties, page 2

Available Information, page 22

1. Please revise to update the current address of the Securities and Exchange Commission, which is 100 F street NE, Washington, DC 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

Upstream Segment, page 45

2.   You state that you "…use margin internally to evaluate the financial performance of the Upstream Segment as we believe margin is a better indicator of performance than operating income…" However, your SFAS 131 segment disclosures indicate that your chief operating decision maker evaluates performance and allocates resources based on operating income or earnings before interest. Question #20 to the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* explains that segment measures that are not in conformity with SFAS 131, or that are not reported to the chief operating decision maker, may not be useful to investors. Explain to us why you have presented the margins within Management's Discussion and Analysis, and why you believe they are useful to investors. You may refer to the frequently asked questions regarding the use of non-GAAP financial measures on our website at the following address:

                    http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

        If you conclude that presentation of the non-GAAP margin within your filing is appropriate, we note your disclosure of revenue fluctuations from year to year primarily discusses changes in your margins, and does not provide a balanced discussion of changes in the most directly comparable GAAP measure. Item 10(e) of Regulation S-K requires that when a non-GAAP measure is disclosed in a filing, there must be equal or greater presentation of the most directly comparable measure calculated in accordance with GAAP. As such, revise your disclosures to provide a balanced discussion of the most directly comparable GAAP measure. Ensure you make corresponding revisions to other disclosures throughout your filing, in which you provide a discussion of margins.

Consolidated Statements of Income, page F-4

3.   Tell us why you present operating revenues on a disaggregated basis, but do not present the costs of such revenues on a disaggregated basis for the transportation and gathering activities. It would seem that the interest in disaggregated revenues would also warrant disclosure about how the costs of those revenues are presented in your financial statements.

Note 6 – Equity Investments, page F-22

4.   You disclose that you own a 50 percent interest in the Seaway and MB Storage investments, operate the related assets and, based on the respective partnership agreements, receive greater than 50 percent of the revenue from the investments. Given the factors identified, disclose why you have not consolidated these investments under the provisions of FIN 46(R). In your response, tell us the specific consolidation factors within FIN 46(R) you considered in determining consolidation was not necessary. Include your analysis to support your conclusions.

Note 21 – Quarterly Financial Information (Unaudited), page F-55

5.   As you present the effects of the restatement on your previous quarterly financial statements in a note to the Form 10-K, rather than filing amendments to your interim reports on Form 10-Q, we believe you should provide error correction disclosures having detail comparable to that required under Article 10 of Regulation S-X for all line items impacted by your revisions, including year-to-date periods specified in Article 10.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 1 Organization and Basis of Presentation, page 6

New Accounting Pronouncements, page 7

6.   You state you are evaluating the impact EITF 04-13 will have on your financial statements, and believe its adoption will not have a material effect on your financial position, results of operations or cash flows. However, as the pronouncement became effective during the quarter, tell us the effect the adoption had on your financial statements and its expected impact on future operations and presentation, and revise your disclosure accordingly, if necessary.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief